EXHIBIT 4.8

FIRST AMENDMENT TO
CREDIT AGREEMENT

        THIS FIRST AMENDMENT TO LOAN AND SECURITY AGREEMENT ("First Amendment") is made as of the 23rd day of January, 2004 by and among AAR CORP., a Delaware corporation, ("AAR"), AAR Distribution, Inc., an Illinois corporation ("Distribution"), AAR Parts Trading, Inc., an Illinois Corporation ("Parts Trading"), AAR Manufacturing, Inc., an Illinois corporation ("Manufacturing"), AAR Engine Services, Inc., an Illinois corporation ("Engine Services") and AAR Allen Services, Inc., an Illinois corporation ("Allen Service") and together with AAR, Distribution, Parts Trading, Manufacturing and Engine Services, individually a "Borrow" and collectively "Borrowers", the financial institutions, party hereto, each as a "Lender" and Merrill Lynch Capital a division of Merrill Lynch Business Financial Services, Inc., individually as a Lender and as Agent.

W I T N E S S E T H:

        WHEREAS, Borrowers, Agent and Lenders entered into a certain Credit Agreement dated as of May 29, 2003 (said Credit Agreement is hereinafter referred to as the "Credit Agreement"); and

        WHEREAS, Borrowers desire to amend and modify certain provisions of the Credit Agreement and, subject to the terms hereof, Agent and Lenders are willing to agree to such amendments and modifications;

        NOW THEREFORE, in consideration of the premises, the mutual covenants and agreements herein contained, and any extension of credit heretofore, now or hereafter made by Agent and Lenders to Borrowers, the parties hereto hereby agree as follows:

  1.
  Definitions.    All capitalized terms used herein without definition shall have the meaning given to them in the Loan Agreement.

  2.
  Additional Definitions.    The following definitions of "Convertible Debt Financing", "Convertible Debt Financing Documents", "Crane Joint Venture" and "Crane Joint Venture Debt Documents" are hereby inserted into Section 1.1 of the Credit Agreement:

        "Convertible Debt Financing" means the issuance by AAR CORP. of convertible unsecured Debt up to the principal amount of $100,000,000, which Debt (i) shall be convertible into shares of AAR CORP.'s common stock; (ii) shall bear interest at a per annum rate not to exceed 45%; and (iii) shall have a maturity date of not earlier than July l, 2006.

        "Convertible Debt Financing Documents" means any agreement, documents, instruments, notes, schedules, and exhibits to be executed and/or delivered in connection with the Convertible Debt Financing and all amendments and/or modifications or any replacements (whether affected upon termination or any time thereafter) and/or refinancings to any of the foregoing (to the extent of any such amendment, modification, replacement or refinancing is permitted hereunder).

        "Crane Joint Venture" means the joint venture relationship to be created by that certain Operating Agreement to be entered into between Crane Aircraft No. 3, LLC and AAR CORP., pursuant to that certain Operating Agreement of Crane Aircraft No. 3, LLC by and among the parties identified in Exhibit A thereto as Members and AAR CORP., as Manager, which Operating Agreement shall be in substantially the form delivered by AAR CORP. to Agent on January 16, 2004.

        "Crane Joint Venture Debt Documents" means any agreement, instrument, note, schedules and exhibits to be executed and/or delivered in connection with any Debt incurred by the "Crane Joint Venture" and all amendments and/or modifications or any replacements (whether effected upon termination or any time thereafter) and/or refinancings to any of the foregoing (to the extent any such amendment, modification, replacement or refinancing is permitted hereunder).

  3.
  Additional Debt.    The following Sections (p) and (q) are inserted into Section 5.1:

          "Section 5.1 Debt. Borrowers will not, directly or indirectly, create, incur, assume, guarantee or otherwise become or remain directly or indirectly liable with respect to, any Debt, or any contingent obligations which would be Debt hereunder if they were non-contingent, except for:

    (p)
    Convertible Debt Financing; provided that the proceeds thereof are used for the prepayment of outstanding Debt, other working capital or general corporate purposes or as otherwise agreed to by Agent in its reasonable discretion; and

    (q)
    a guaranty of Debt incurred by the Crane Joint Venture pursuant to the Crane Joint Venture Debt Documents; provided that the principal amount of such Debt so guaranteed does not exceed Seven Million Five Hundred Thousand Dollars ($7,500,000)."

  4.
  Restrictive Agreements.    Section 5.4 of the Credit Agreement is hereby deleted and the following is inserted in its stead (new language is underscored):

          "Section 5.4    Restrictive Agreements.    Borrowers will not, and will not permit any Subsidiary to, directly or indirectly (i) enter into or assume any agreement (other than the Financing Documents and, as in effect on the Closing Date, the Indenture Documents, the Note Purchase Documents and the Securitization Documents and the Convertible Debt Financing Documents) prohibiting the creation or assumption of any Lien upon the Collateral, whether now owned or hereafter acquired or (ii) create or otherwise cause or suffer to exist or become effective any consensual encumbrance or restriction of any kind on the ability of any Subsidiary to: (1) pay or make Restricted Distributions to any Borrower or any other Wholly-Owned Restricted Subsidiary; (2) pay any Debt owed to any Borrower or any other Wholly-Owned Restricted Subsidiary; (3) make loans or advances to Borrower or any other Wholly-Owned Restricted Subsidiary; or (4) transfer any of its property or assets to any Borrower or any other Wholly-Owned Restricted Subsidiary; provided that the provisions of this clause (ii) shall not apply to (a) restrictions and conditions imposed by law, the Financing Documents, the Indenture Documents, the Note Purchase Documents, the Securitization Documents, the IRB Documents, the Aircraft Lease Documents, the Convertible Debt Financing Documents and any agreement, instrument or document evidencing (A) Permitted Mortgage Debt, (B) the transactions contemplated on Schedule 5.5 and (C) the sale, factoring or other financing of the Air France Parts Lease, (b) customary restrictions and conditions contained in agreements relating to the sale of a Subsidiary or line of business (including without limitation those transactions listed on Schedule 5.6) pending such sale, provided such restrictions and conditions apply only to the Subsidiary or line of business that is to be sold and such sale is permitted hereunder, (c) customary provisions in leases and other contracts restricting the assignment thereof, and (d) restrictions on the Crane Aircraft No. 3, L.L.C. under the Crane Joint Venture Debt Documents."

  5.
  Payments and Modifications of Other Debt.    Section 5.5 of the Credit Agreement is hereby deleted and the following is inserted in its stead (new language is underscored):

          "Section 5.5    Payments and Modifications of Other Debt.    Borrower will, and will not permit any Subsidiary to, directly or indirectly (i) declare, pay, make or set aside any amount for payment in respect of any Permitted Mortgage Debt, any Debt outstanding under the Indenture Documents, the Aircraft Lease Documents, the IRB Documents, the Note Purchase Documents or the Secuntization Documents, except for regularly scheduled payments of principal and interest (but no voluntary prepayments) or other amounts in respect of such Debt; or (ii) amend or otherwise modify the terms of the documents or agreements evidencing the Permitted Mortgage Debt or the Indenture Documents, the Aircraft Lease Documents, the IRB Documents, the Note Purchase Documents or the Securitization Documents if Agent has determined in the reasonable exercise of its discretion that the effect of such amendment or modification is to affect materially and adversely Borrower's ability to repay the Obligations or Agent's Lien on the Collateral, except for instruments, amendments, modifications or other documents entered into to effect the transactions described in Schedule 5.5. The foregoing notwithstanding, Borrowers may prepay or repurchase any Debt outstanding under the Indenture Documents or the Note Purchase Documents and up to $2,300,000 of Debt outstanding under the Aircraft Lease Documents owing to SMBC Leasing and Finance, Inc. or an Affiliate thereof, if, after giving effect to any such repurchase, (i) no Default or Event of Default has occurred and is continuing; (ii) Borrowers are in compliance on a proforma basis with the covenants set forth in Article 7 recomputed for the most recently ended quarter for which information is available and are in compliance with all other terms and conditions of this Agreement; (iii) the amount of such prepayments or repurchases does not exceed $25,000,000 in any Fiscal Year or $75,000,000 in the aggregate and (iv) prior to the date of any such repurchase or prepayment, a Responsible Officer shall have delivered to Agent a written certificate in reasonable detail with supporting calculations evidencing or stating that (a) average Availability plus Cash Equivalents, computed on a pro forma basis after giving effect to any such prepayment or repurchase, for the 60 days immediately prior to the date of any such prepayment or repurchase equals or exceeds (1) $10,000,000 with respect to prepayments or repurchases of principal payments of Debt outstanding under the Indenture Documents due in October, 2003, up to $1,000,000 per annum of all other such prepayments or repurchases or permitted repayments or repurchases of Debt outstanding under the Aircraft Lease Documents owed to SMBC Leasing and Finance, Inc. or an Affiliate thereof, or (2) $30,000,000 with respect to all other such prepayments or repurchases, (b) average projected Availability plus Cash Equivalents, computed on a pro forma basis after giving effect to any such prepayment or repurchase for the 180 days immediately after the date of such prepayment or repurchase equals or exceeds (1) $10,000,000 with respect to prepayments or repurchases of Debt outstanding under the Indenture Documents due in October, 2003, up to $1,000,000 per annum of all other such prepayments or repurchases or permitted repayments or repurchases of Debt outstanding under the Aircraft Lease Documents owed to SMBC Leasing and Finance, Inc. or an Affiliate thereof, or (2) $30,000,000 with respect "to all other such prepayments or repurchases, and (c) such projected pro forma average Availability plus Cash Equivalents represents Borrowers' best estimate of Borrowers' future financial performance as of the date of such projections were made, based on assumption, believed by Borrowers on the applicable date to be fair in light of current business conditions. In addition to and notwithstanding, any of the foregoing, Borrowers mqy prepay or purchase any outstanding Debt in any amount from the proceeds of the Convertible Debt Financing and no such prepayment or purchase shall be limited by, or shall operate to reduce any of the maximum amounts set forth above."

  6.
  Purchase of Assets, Investments.    Section 5.7 of the Credit Agreement is hereby deleted and the following is inserted in its stead (new language is underscored):

          "Section 5.7    Purchase of Assets, Investments.    No Borrower will, and no Borrower will permit any Subsidiary to, directly or indirectly acquire any assets other than (x) in the ordinary course of business, (y) with respect to intercompany Debt permitted hereunder or (z) to facilitate a transaction in which such Borrower or Subsidiary will incur Permitted Mortgage Debt. No Borrower will and no Borrower will not permit any Subsidiary to, directly or indirectly make, acquire or own any Investment in any Person other than (a) Investments set forth on the Information Certificate; (b) Cash Equivalents; (c) Investments in Domestic Subsidiaries, so long as any such Domestic Subsidiary has Guaranteed the Obligations and secured such Guarantee by granting in favor of Agent, for its benefit and the benefit of the Lenders, a Lien on all or substantially all of that portion of such Domestic Subsidiary's assets which, if owed by a Borrower, would constitute Collateral; (d) bank deposits established in accordance with Section 5.14; (e) Investments in securities of Account Debtors received pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of such Account Debtors; (f) loans to officers and employees in an aggregate principal amount not to exceed $1,000,000 at any time outstanding; (g) Investments in Subsidiaries formed after the Closing in order to facilitate any refinancing or replacement of Debt outstanding under the Securitization Documents; (h) Investments in Subsidiaries formed to facilitate the incurrence of the Permitted Mortgage Debt, which Investments consist of Borrowers Real Property in Wood Dale, Illinois or Garden City, New Jersey; (i) intercompany Debt permitted pursuant to Section 5.1; (j) Investments in the Crane Joint Venture so long as the amount of any such Investment does not exceed One Million Five Hundred Thousand Dollars ($1,500,000) plus any amount paid by Borrowers pursuant to Borrowers' guarantee of the Debt incurred by the Crane Joint Venture under the Crane Joint Venture Debt Documents and (k) other Investments not exceeding $3,000,000 in any Fiscal Year and $9,000,000 in the aggregate so long as at the time of any such Investment, no Event of Default exists and is continuing. Without limiting the generality of the foregoing, except as otherwise provided above, no Borrower will, and no Borrower will permit any Subsidiary (except to facilitate a transaction in which such Subsidiary will incur Permitted Mortgage Debt) to, (i) acquire or create any Subsidiary or (ii) engage, outside of the ordinary course of business, in any joint venture or partnership with any other Person.

  7.
  Execution in Counterparts.    This First Amendment may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

  8.
  Continuing Effect.    Except as otherwise specifically set out herein, the provisions of the Credit Agreement shall remain in full force and effect.

(Signature Page to First Amendment to Loan Agreement)

IN WITNESS WHEREOF, this First Amendment has been duly executed as of the day and year specified at the beginning hereof.

AAR CORP. AAR DISTRIBUTION, INC. AAR PARTS TRADING, INC. AAR MANUFACTURING, INC. AAR ENGINE SERVICES, INC. AAR ALLEN SERVICES, INC.	MERRILL LYNCH CAPITAL, A DIVISION OF MERRILL LYNCH BUSINESS FINANCIAL SERVICES, INC., as Agent and Lender
By:	/s/ TIMOTHY J. ROMENESKO	By:	/s/ MIKE MEYER
Name;	TIMOTHY J. ROMENESKO	Name:	MIKE MEYER
Title	Vice President	Title:	Assistant Vice President